UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 26, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

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82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

November 26, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER APPOINTS NEW MANAGEMENT AT GUANAJUATO MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce the appointment of three new senior staff members at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico. Ing. Carlos Castro Villalobos has been appointed as the new Mine Manager, Ing. Juan Maximo Lopez Medel as the new Chief Mine Geologist and C.P. Gustavo Almodovar Soriano as the new Chief Accountant.

Ing. Castro brings 30 years of solid mining experience to the Guanajuato Operation. Having graduated from the Guanajuato School of Mines, Carlos received an early introduction to the mines now owned by Great Panther and, following graduation, spent 2 years working in the Valenciana and San Ignacio Mines, both part of Great Panther’s holdings. He subsequently spent 2 years with Peñoles, the world’s largest silver producer, and a total of 17 years with Luismin (now owned by Goldcorp). While at Luismin, Carlos worked his way up to the position of General Manager of the Tayoltita Mine in Durango and was instrumental in increasing tonnage and grade at this flagship operation. He has a track record of increasing operating efficiencies, improving communication and accountability, and streamlining operations.

Ing. Maximo has a geology degree from the University Autonoma de San Luis Potosi, S.L.P., Mexico and has more than 30 years experience in the mining industry. He has worked at a number of mines throughout Mexico for Mexican, Canadian and US based companies, as well as for government surveys and a diamond drilling contractor, giving him a well rounded career history. Most notably he recently spent 5 years as the Superintendent of Geology for Hecla Mining Company at their San Sebastian Mine in Zacatecas State.

C.P. Almodovar is a graduate accountant from the Universidad Juarez in the State of Durango, Mexico. He brings more than 10 years of accounting experience to the Mine and, in particular, was Chief Accountant for Great Panther’s Topia Mine in 2005-06 followed by a year with the Company’s consulting accountant in Durango. As such, Gustavo is familiar with the Guanajuato operation and has experience working with the Company’s senior accounting staff on the conversion of Mexican accounting to Canadian GAAP.

In addition to the Guanajuato appointments, the Company has appointed Ing. Francisco Ramos Sanchez as its new Vice President of Business Development. In this capacity, Ing. Ramos will seek out new business opportunities for Great Panther, initiate planning and permitting issues for the advancement of the Mapimi Project in Durango, and will continue to oversee various administrative aspects for the Company in Mexico. As one of the co-founders of the Company, and formerly Vice President of Operations, Ing. Ramos was instrumental in Great Panther’s acquisition and start-up of the Guanajuato and Topia Mines as well as its San Antonio exploration project.

Ing. Castro and his counterpart at the Topia Mine, Ing. Javier Ramirez, will now report directly to Charles Brown, Chief Operating Officer. Mr. Brown joined Great Panther in August of this year and brings 30 years of operating experience to the Company. In his new role, he will work closely with the mine managers and the Company’s exploration team in order to increase production and resources and decrease costs at the mines.

These appointments represent a further step toward ensuring the success of the Guanajuato Mine and the continued growth of the Company. Guanajuato is a world class deposit with tremendous long term potential and Great Panther is committed to unlocking its value through the assembly of a respected, experienced and effective operating team.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: November 29, 2007

CW1548348.1